UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of        November, 2003

Commission File Number       0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              ☐           No         ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐           No         ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               EnerNorth Industries Inc.
               (formerly: Energy Power Systems Limited)

Date: November 18, 2003                    By: ____"Sandra J. Hall"____ ______
               Sandra J. Hall,
               President, Secretary & Director

News Release

Toronto, Canada – November 14, 2003 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has issued audited consolidated financial statements for the year ended June 30, 2003. These statements reflect the following activities of EnerNorth and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division:

    - consolidated revenues of $26.0 million for the year ended June 30, 2003 ($22.0 million -2002);

    - consolidated gross profits of $3.6 million for the year ended June 30, 2003 ($3.0 million - 2002);

    -consolidated loss from continuing operations before income tax of $7.6 million for the year ended June 30, 2003 ($0.5 million - 2002);

    -consolidated loss from continuing operations of $8.0 million for the year ended June 30, 2003 ($1.1 million - 2002); and

    -consolidated basic and fully diluted loss per share from continuing operations of $2.11 ($0.51 per share - 2002).

EnerNorth’s consolidated revenues of $26.0 million for the year ending June 30, 2003 increased by 18% from $22.0 million reported as of June 30, 2002. Revenue growth was driven by both (i) an 18% increase in revenues from $21.6 million to $25.4 million in 2003 derived from the Company's Industrial & Offshore Division, and (ii) a 50% increase in revenues to $0.6 million in 2003 from $0.4 million during 2002 from the Company's Oil & Gas Division.

EnerNorth’s c onsolidated gross profit for the fiscal period ending June 30, 2003 increased 20% from $3.0 million in fiscal 2002 to $3.6 million in fiscal 2003. The increase was partially due to increased gross profits from the Company's Industrial & Offshore Division. The increase in gross profit was primarily driven by increased revenue during the year while the Company's consolidated gross margin as a percentage of sales remained relatively consistent at 13.9% in 2003 versus 13.5% for the previous year. During the year gross profits from the Industrial & Offshore Division increased 16% to $3.7 million in 2003 from $3.2 million during 2002. Gross margins for the Company's Oil & Gas Division increased to ($0.1) million in 2003 from ($0.2) million during 2002. This increase was primarily due to increased commodity prices partially offset by increased depletion of the Company's reserves.

Losses from continuing operations before income taxes increased by $7.1 million from $0.5 million in fiscal 2002 to $7.6 million during fiscal 2003. The increase in losses for fiscal 2003 was primarily related to (i) a judgment of $5.9 million against the Company that is currently under appeal; (ii) increased administrative expenses of $0.9 million mainly comprised of legal expenses for the litigation; and (iii) a decrease of $0.9 million of other income. These losses were offset by increased gross profits of $0.6 million.

Consolidated loss from continuing operations for the year ended June 30, 2003 was $8.0 million compared to a $1.1 million loss from continuing operations reported for the previous year.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com